0-11914

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

   [x]Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
            For Period Ended: September 30 1997

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR For
                  the Transition Period Ended: N/A


                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                              N/A

Part I-Registrant Information


         Full Name of Registrant:
                           Caprius, Inc.

         Former Name if Applicable:
                           Advanced NMR Systems, Inc.

         Address of Principal Executive Office (Street and Number):
                           46 Jonspin Road

                  City, State and Zip Code
                                    Wilmington, MA  01887


Part II-Rules 12b-25 (b) and (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III-Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         On November 10, 1997, a merger between the Company and Advanced Mammography Systems, Inc. ("AMS") was consummated pursuant to which AMS became a wholly-owned subsidiary of the Company. As a result of the merger, the registrant will alter certain financial statements, footnotes and other disclosures required in the Form 10-K for all periods presented. The Part I information in the Form 10-K for the fiscal year ended September 30, 1997 could not be filed within the prescribed time period without unreasonable effort or expense due to the amount of time required to prepare these financial statements and disclosures in this Form 10-K.



Part IV-Other Information


          (1) Name and telephone number of person to contact in regard to this notification

Steven   James                                   978              657-8876
--------------------------------------------------------------------------------
(Name)                                      (Area Code)       (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [x] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes  [x] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

                                  Caprius, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 12/29/97                              By: /s/ Steven James
                                            Name:  Steven James
                                            Title: Chief Financial Officer